Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 7, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class Action

On March 6, 2018 the Company received an application for certification as a class action of a legal claim that was filed in the Central District Court.

In the application, which was filed by two subscribers of the Company, it is alleged that the Company abused its monopolistic status, among other factors, in that it prevented competition in the telecommunications market, thereby causing harm to the public in Israel and earning unreasonable profits as a result of exploitation of its strength as a monopoly.

This application is similar to an earlier application filed by the same applicants (application for certification of a class action dated November 5, 2015, regarding which the Company published an immediate report on November 5, 2015 and which is still pending in the same court – “the Earlier Application”), in respect of the same cause and based on similar allegations, but whereas in the Earlier Application the relief and the damages claimed related to the period up to the Earlier Application’s filing date, in the present application the relief and the damages claimed relate to the period from the date of filing the Earlier Application to the end of 2017, in view of the applicants’ allegation that the Company did not cease the actions alleged against it in the Earlier Application, and in view of the allegation added to the tort, in addition to exploitation of the strength of the Company, i.e., “acts of corruption and unlawful activities for proscribed purposes of the Director General of the Ministry of Communications.”

According to the applicants, the harm caused by the Company to the telecommunications market in Israel is reflected in the excess and unreasonable profitability of the Company, and they have applied to sue for NIS 258 million, which they contend is based (as they contended in the Earlier Application) on 10% of the surplus operating income of the Company, stemming from abuse of its monopolistic strength (in addition to the damages claimed in the Earlier Application).

The Company is studying the application and at this stage is unable to assess the likelihood of its success.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.